November 26, 2007

By Fax

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C

Attention:

Lily Dang

Fax:

(202) 772-9368

Dear Sirs:

Further to your letter of November 26, 2007 relating to your review of the Form 20-F filing of Wealth Minerals Ltd. (the “Company”) for the year ended November 30, 2006, this letter confirms the Company’s request for an extension to December 31, 2007 in order to prepare its response to the matters raised therein.

The Company’s request in based primarily on the availability of the necessary personnel, due to travel schedules and the location of certain technical staff who are in the field, who would be required to assist with the  preparation of our response during the 10 business day period suggested in your letter.

Yours truly,

/s/ Michael W. Kinley

Michael W. Kinley

Chief Financial Officer

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com